# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allied Gold Corp, CIK 0001993344
CUSIP: 01921D204
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario Canada (A6), M5J 2J3
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001714217

## Reporting persons
- ORION RESOURCE PARTNERS (USA) LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,612,312; shared voting power 0; sole dispositive power 5,612,312; shared dispositive power 0; aggregate amount beneficially owned 5,612,312 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Allied Gold Corp
Address of issuer's principal executive offices: Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario, Canada, M5J 2J3

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Orion Resource Partners (USA) LP (the "Reporting Person"). The Reporting Person serves as investment advisor to various investment vehicles (collectively, the "Orion Funds") that directly hold the Common Shares reported herein. In such capacity, the Reporting Person may be deemed to have voting and investment control over the Common Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.
Citizenship: The Reporting Person is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of 5,612,312 Common Shares directly held by the Orion Funds.
Percent of class: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of approximately 4.8% of the Common Shares outstanding. This percentage is based on 116,900,000 Common Shares outstanding as of September 30, 2025, as reported in Exhibit 99.1 to the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 5, 2025.
Sole power to vote or to direct the vote: 5,612,312
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,612,312
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The responses to Items 2 and 4 are incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ORION RESOURCE PARTNERS (USA) LP: /s/ Rick Gashler, Rick Gashler, Chief Compliance Officer (11/14/2025)